Exhibit 16.1

March 16, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 16, 2018, to be filed by our former client, Community Bankers Trust Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

/s/ BDO USA, LLP

Richmond, Virginia

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.